June 7, 2011

Via EDGAR

Mr. Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Sovran Self Storage, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
File No. 001-13820

Dear Mr. McTiernan:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Sovran Self Storage, Inc. (the "Company") dated May 25, 2011.

Item 2.	Properties, page 15

1.
In future Exchange Act periodic reports, to the extent your aggregate acquisitions for the reporting period are material, please disclose the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

Response:

In subsequent filings, to the extent the Company's aggregate acquisitions for the reporting period are material, the Company will disclose the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

Item 7.	Management's Discussion and Analysis…page 21

2.	In future Exchange Act periodic reports, please quantify the number of same store move-ins and move-outs for the reporting period.

Response:
In subsequent filings, the Company will quantify the number of same store move-in and move-outs for the reporting period.

3.	In future Exchange Act period reports, please disclose your period to period same store net operating income, to the extent you consider this metric to be a key performance indicator.

Response:
In future filings, the Company will disclose its period to period same store net operating income.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (716) 650-6106.

Sincerely yours, /s/ Kenneth F. Myszka President and Chief Operating Officer